SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

(AMENDMENT NO. 2)

BLUE SPHERE CORPORATION

(Name of Issuer)

COMMON Stock, $0.001_par value

(Title of Class of Securities)

09605C202

(CUSIP Number)

December 31, 2018

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON Justin Keener S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 49,492,912 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 49,492,912 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,492,912 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Blue Sphere Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

301 McCullough Drive 4th Floor, Charlotte, North Carolina 28262

Item 2(a).	Names of Person Filing.

Justin Keener (“KEENER”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

3960 Howard Hughes Parkway Las Vegas, NV 89169

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

09605C202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2018, KEENER was the beneficial owner of 49,492,912 shares of Common Stock. Such shares of Common Stock were owned directly, and were issuable upon exercise of certain warrants held by KEENER, upon the Issuer consummating a public offering, and upon conversion of a promissory note held by KEENER.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by KEENER: 49,492,912 shares of Common Stock of the Issuer.

(b)	Percent of Class: KEENER beneficially holds 9.99% of the Issuer’s issued and outstanding Common Stock based on 495,424,551 shares of Common Stock issued and outstanding on December 20, 2018, as stated by the Issuer's transfer agent in an email to KEENER on December 20, 2018. KEENER owned 32,999,778 shares of Common Stock directly. 11,967,539,316 shares of Common Stock were issuable to KEENER upon exercise of certain warrants issued to KEENER on October 25, 2016, December 20, 2016, February 14, 2017, March 14, 2017, April 13, 2017, May 11, 2017, June 7, 2017, February 22, 2018, and March 14, 2018 (the “Warrants”), and 546,875 shares of Common Stock of the Issuer are due to be issued to KEENER within five days of the Issuer consummating a public offering ("Origination Shares"). The Warrants were convertible into 11,967,539,316 shares of Common Stock, however, the aggregate number of shares of Common Stock into which the Warrants are exercisable and which KEENER has the right to acquire beneficial ownership is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. The Issuer is required to deliver to KEENER, within five days of the Issuer consummating a public offering, $875,000 of Origination Shares. The number of Origination Shares issuable to KEENER upon consummating the public offering is currently 546,875 shares and the maximum number of Origination Shares issuable to KEENER is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. In addition, KEENER holds a promissory note (the “Note”) with a balance of $2,685,500 before damages that became convertible into shares of Common Stock upon the Issuer's default on repayment. The Note was convertible into 9,660,071,942 shares of Common Stock subject to a beneficial ownership limitation of 9.99% of the total outstanding shares of Common Stock.

(c)	Number of shares as to which KEENER has:

(i)	Sole power to direct the vote: 49,492,912 shares of Common Stock of the Issuer.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of the Common Stock: 49,492,912 shares of Common Stock of the Issuer.

(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2019

JUSTIN KEENER

By:	/s/ Justin Keener
Name: Justin Keener
Title: